Filed by Iridium Communications Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Iridium Communications Inc.

Commission File No.: 001-33963

The following communication is a transcript of a video of Matthew J. Desch, Chief Executive Officer of Iridium Communications Inc. (“Iridium”) circulated to employees of Aireon LLC (“Aireon”) on July 6, 2026 in connection with the acquisition of Aireon by Iridium:

Aireon Welcome Video - Transcript

For Distribution: July 06, 2026

8m 8s

Matt Desch
Hey everyone, Matt here and I just wanted to record a message on your first day with us saying, “Welcome to Iridium.”
We're really excited you're with us. You know, a lot has happened really since the last time we talked, including news that maybe many of you might not have expected.
And that is, of course, that Iridium has agreed to be acquired by Rocket Lab.
Now Sir Peter Beck, the Founder, CEO of Rocket Lab, has been pretty public about the why they wanted to acquire us. And that is, you know, they want to move into applications and be one of the only true end-to-end space companies.
And that's a pretty exciting vision that they've been talking about for quite a while. And in fact, looking for a way to do that.
They see Iridium as a way to jumpstart that effort and utilize really Iridium as a platform for future growth and success.
Now you might ask, “what was our why?” And I think, I think I've been pretty clear about it, that I believe with the increasingly competitive environment, and the difficulties really of being successful in space generally, is that the winners of the future are going to be vertically integrated, being able to bring launch, satellites, and services, or applications as they call them, all to space at once. And you know if you think about it, it really having all those capabilities makes it faster to get new services into space, it allows you to experiment and deliver better services to space, and it also really makes the business case easier.

It allows you to close and be more successful in things that you otherwise might have taken longer to be able to do. You know, I was thinking a little bit about how Aireon was be able to be successful initially, and of course it was innovation, it was hard work, and it was really building a business. But in many ways, we utilized an early form of integration, you know. As a payload, you hopped us a ride into space with our Iridium NEXT constellation refresh effort and that allowed you to get into space faster at lower cost and make the business case work right off the bat.
So I can assure you that Rocket Lab is very excited about Aireon.
I actually talked to Pete, Sir Peter, last night and mentioned that we were closing.
He was quite excited about that.
He really wants to, you know, talk about the potential for how we can be even more successful in the aviation safety and services environment. And I think he agrees with me that this is really a great opportunity.
But you know, we're not together yet.
You know, we anticipate the Rocket Lab transaction to close mid-2027 and until then for Iridium, for all of us, it's really business as usual.
We got to keep delivering services to our customers, keep continuing and expand what we're doing, and keep doing it really in the way that we've been doing it now.
But this transaction, that is Iridium's acquisition of Aireon, has closed. And as of today, you are all like me, an Iridium employee.
So, you're part of Iridium, you’re completely on board and I hope you agree that's really worth celebrating.
So, you might be wondering what's next now?
Well, as I said, the honest answer is you just need to keep doing what you're doing as well or better than you've been doing it before. You know, delivering services to your customers, to the ANSPs, creating and selling data services, getting Aireon 3.0 done. Those are all critical activities and I urge you to continue to focus on building the Aireon business into the biggest and most successful it can be.
You know nothing really about your mission really changes today.
Don continues to lead the company.
He now reports directly to me and is part of the Iridium staff again. 15 years later, we've worked really closely now. For really across 20 years.

In the 25 years he's been associated with the Iridium mission, so it's great to have him back and contributing to the overall mission of Iridium as a whole again.
You saw also, we've had an integration team that's been introduced in a weekly communications, Jim Moeller and Rich Nyren and others who've been associated with that.
I really want to thank everyone who's got us to Day One here smoothly, but there's a lot more to still to do to make everyone's experience more seamless between the organizations. But you know that's going to take time, and we're going to continue to work and do that right.
I will say one concrete point of integration that's already happened and maybe hopefully will make your lives easier, it certainly will mine, is that we've completed the initial stages of Microsoft Teams integration.
So you can chat or video chat between Iridium and Aireon platforms more easily.
You can see the status of someone, whether green or red.
And by the way, including directly with me now.
So, I think more of that capability will open up over time as we continue to do the work, but if you want to test it, hey, chat with me. I'd love to hear from you.
Let me know how you're feeling and what's on your mind. That's always open no matter when and how.
So later on today, you're going to get an e-mail from Melissa Ferguson, which is our VP of Human Resources, and she'll be providing you information about benefits, HR matters, organizational items.
I really encourage you to take time to read it to sort of understand the initial kind of activities in that.

We plan on keeping you updated with regular updates as things progress.
We'll always plan to be timely and transparent and I hope you will be with us, with everyone else too.
So I can't wait to welcome you to our new headquarters.
We just moved to be closer to you not long ago.

We're just on the other side of the Boro here and we're not far away, so we planned a great celebration of this activity on July 16th.
We're really looking forward to meeting everyone in person, so please let us know you're coming.
It’s going to be a lot of fun and I think it's a great way of kind of kicking off this new, bigger and even more important Iridium here.
So anyway, enough for me.
Let's all get back to work and I will see you at the happy hour soon. Anyway, take care. Thanks.

Additional Information and Where to Find It

This communication is being made in respect of a proposed transaction involving Rocket Lab Corporation (“Rocket Lab”) and Iridium Communications Inc. (“Iridium”). In connection with the proposed transaction, Rocket Lab will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes the proxy statement of Iridium that will also constitute a prospectus of Rocket Lab. When the proxy statement/prospectus is finalized, it will be sent to the stockholders of Iridium seeking their approval of certain transaction-related proposals. This communication is not a substitute for the proxy statement/prospectus or any other documents which Rocket Lab or Iridium may file with the SEC in connection with the proposed transaction.

Rocket Lab may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell any securities, are not soliciting an offer to buy any securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

ROCKET LAB AND IRIDIUM URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Rocket Lab (when they become available) may be obtained free of charge on Rocket Lab’s website at https://investors.rocketlabcorp.com/financial-information/sec-filings or by contacting Rocket Lab’s Investor Relations Department at investors@rocketlabusa.com. Copies of documents filed with the SEC by Iridium (when they become available) may be obtained free of charge on Iridium’s website at https://investor.iridium.com/sec-filings by contacting Iridium’s Investor Relations Department at investor.relations@iridium.com.

Participants in the Solicitation

Robert H. Niehaus, Louis M. Alterman, Thomas C. Canfield, Matthew J. Desch, Thomas J. Fitzpatrick, L. Anthony Frazier, Suzanne E. McBride, Eric T. Olson, Kay N. Sears, Monique S. Shivanandan and Jacqueline E. Yeaney, all of whom are members of Iridium’s board of directors, and Vincent J. O’Neill, Iridium’s chief financial officer, may be considered participants in Iridium’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Additional information about such participants is available under the captions “Proposal 1 – Election of Directors,” “Director Compensation” and “Security Ownership of Certain Beneficial Owners and Management” in Iridium’s definitive proxy statement in connection with its 2026 Annual Meeting of Stockholders (the “2026 Proxy Statement”), which was filed with the SEC on April 2, 2026 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001418819/000141881926000022/irdm-20260402.htm), as well as on Iridium’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026 (the “2025 10-K”) and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. To the extent that holdings of Iridium’s securities have changed since the amounts printed in the 2026 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001418819). Information regarding Iridium’s transactions with related persons is set forth in the 2026 Proxy Statement under the caption “Transactions with Related Parties,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Certain illustrative information regarding the payments that may be owed, and the circumstances in which they may be owed, by Iridium to its named executive officers in a change of control of Iridium is set forth in the 2026 Proxy Statement under the caption “Severance and Change in Control-Related Benefits,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Rocket Lab may also be deemed to be a participant in Iridium’s solicitation; information regarding Rocket Lab will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Copies of these documents may be obtained, free of charge, from the SEC or Iridium as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are based on Rocket Lab’s and Iridium’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Rocket Lab and Iridium, all of which are subject to change. In this context, forward-looking statements often address expected future events, including future business and financial performance and financial condition. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining stockholder and regulatory approvals and satisfying other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Iridium of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction on a timely basis or at all, including anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, the integration of the businesses of Rocket Lab and Iridium, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Rocket Lab’s and Iridium’s businesses; (iv) Rocket Lab’s and Iridium’s ability to implement their business strategies; (v) potential litigation relating to the proposed transaction that could be instituted against Rocket Lab, Iridium or their respective directors, managers, or officers, including the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction will harm Rocket Lab’s or Iridium’s businesses, including current plans and operations, or will otherwise divert management time from ongoing business operations on transaction-related issues; (vii) the ability of Rocket Lab or Iridium to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) fluctuations in, and uncertainty as to the long-term value of, Rocket Lab or Iridium common stock (including as relating to the risk that any announcements related to the proposed transaction could have adverse effects on the market price of such stock); (x) legislative, regulatory and economic developments affecting Rocket Lab’s and Iridium’s businesses, including actions by government agencies and third parties; (xi) general economic and market developments and conditions, potential changes to international trade relations, geopolitical conflicts and effects from global pandemics, epidemics, or other public health crises; (xii) the evolving legal, regulatory and tax regimes under which Rocket Lab and Iridium operate; (xiii) restrictions during the pendency of the proposed transaction that may impact Rocket Lab’s or Iridium’s ability to pursue certain business opportunities or strategic transactions; (xiv) unexpected costs, charges or expenses resulting from the proposed transaction; (xv) risks that any debt or other financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; and (xvi) the other risks and uncertainties, as described in the periodic reports that Rocket Lab and Iridium file with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Neither Rocket Lab nor Iridium assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Forward-looking statements included in this communication are made as of the date of this communication.